Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 19-May-06
Number	2577D

RNS Number:2577D
Tesco PLC
19 May 2006

19 May 2006

Tesco PLC

Tesco PLC ('the Company') was notified that on 18 May 2006 the Tesco Employees' Share Scheme Trustees purchased 2,000,000 Ordinary Shares of 5p each in the Company at an average price of 319.232p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL

Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

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News release

23 May 2006

Investor and Analyst Visit to Europe

Tuesday 23 May to Friday 27 May

Tesco PLC is this week hosting an investor and sell-side analyst visit to Europe to see its operations in Ireland, Czech Republic, Slovakia and Turkey. Members of the senior management of Tesco PLC and local management will describe aspects of the business in some detail, in presentations and store tours.

Within these presentations an update on current trading will be given. Like-for-like sales growth in these four European markets during the eleven weeks to 13 May 2006, was as follows:

	11 weeks to 13/05/06	H2 05/06
Czech Republic	4.6%	0.2%
Ireland	5.5%	5.4%
Slovakia	6.1%	4.3%
Turkey	5.7%	2.4%

No other new material information will be disclosed on the visit and the presentations will be made available on the Tesco corporate website at www.tescocorporate.com/presentations, as they are delivered.

Our group first quarter trading statement, which this year will cover the thirteen weeks to 20 May, will be released on 14 June 2006.

-ENDS-

CONTACTS:

Investors / Analysts: Steve Webb +44 1992 644 800

Press: Jonathan Church +44 1992 646 606